VIA EDGAR AND FACSIMILE

                                                                                                                                February 1, 2008

Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jeffrey P. Riedler, Assistant Director
          Division of Corporate Finance

Re:                               Acorda Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 000-50513

Dear Ladies and Gentlemen:

On behalf of Acorda Therapeutics, Inc. (the “Company”), we are responding to the Staff’s letter dated January 30, 2008, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2006.  For the Staff’s convenience we have repeated the Staff’s comment below before our response.

General

1.                                       We note your response to our prior comment 1. The General Instructions to Form 8-K and the description of Item 8.01 do not contemplate that information may be “furnished” under Item 8.01. Please cite the specific authority that supports your conclusion that nonmaterial information set forth under Item 8.01 in a Current Report on Form 8-K could be furnished and not filed.

While the Company is not aware of any authority that specifically states that nonmaterial information set forth under Item 8.01 may be furnished and not filed, it believed that such a conclusion was supported by the permissive nature of Item 8.01, which allows disclosure of information not otherwise required by the Form “that the registrant deems of importance to security holders” (as well as information required by Regulation FD if the registrant elects not to furnish that information under Item 7.01). Based on our conversations with the Staff, however, in the future the Company will not include a statement that information has been furnished and not filed with regard to any information provided under Item 8.01

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any follow-up questions, please call me at (212) 841-1256.

Sincerely,

/s/ Ellen B. Corenswet

Ellen B. Corenswet